Dreyfus Pennsylvania Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2007



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Pennsylvania Municipal Money Market Fund, covering the six-month period from December 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads along the money market spectrum. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through May 31, 2007, as provided by Bill Vasiliou, Portfolio Manager

Market and Fund Performance Overview

Money market yields remained relatively stable over the reporting period in an environment characterized by slowing economic growth, persistent inflationary pressures and no change in monetary policy by the Federal Reserve Board (the "Fed").

For the six-month period ended May 31, 2007, the fund produced an annualized yield of 3.10%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 3.14%.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Pennsylvania state income taxes. The fund also may invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing the fund's investment approach, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market instruments that provide income exempt from federal and Pennsylvania state income taxes. Second, we actively manage the fund's weighted average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Pennsylvania's short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the fund's weighted average maturity, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand projections.

Steady Fed Policy Has Supported Tax-Exempt Yields

After sixteen consecutive increases in short-term interest rates between June 2004 and June 2006, the Fed continued to maintain its target for the overnight federal funds at 5.25% throughout the reporting period. The Fed's sustained pause reflected its desire to monitor the effects of its previous rate hikes on the economy and inflation before taking further action. With the Fed on hold, yields of tax-exempt money market instruments remained in a relatively tight trading range.

In the meantime, U.S. economic growth continued to moderate as housing markets softened. In the first quarter of 2007, the U.S. economy grew at an estimated annual rate of just 0.6%, its slowest pace in several years. Yet, inflation remained stubbornly above the Fed's comfort zone, as a robust labor market put upward pressure on wages and rising food and energy costs pushed prices higher. In this environment of mixed economic data, investor sentiment shifted relatively frequently between a belief that the Fed was likely to begin reducing interest rates to avoid recession and expectations that the Fed would remain on the sidelines longer than expected to wring inflationary pressures out of the economy.

Despite a continuing loss of manufacturing jobs, Pennsylvania's tax revenues rose during the reporting period, reflecting improved economic conditions and slow employment gains in other areas. In addition, the state's finances have been conservatively managed, resulting in a relatively limited supply of newly issued tax-exempt money market securities.

Supply-and-Demand Forces Boosted Short-Term Yields

As short-term interest rates stabilized, tax-exempt money market yields traded within a relatively narrow range. However, at times during the reporting period, variable rate demand notes ("VRDNs"), on which yields are reset daily or weekly, provided higher yields than longer-term money market instruments. This relatively unusual phenomenon, known as an "inverted yield curve," was primarily the result of supply-and-demand forces.

The narrow yield spreads resulted from strong investor demand and limited new-issue supply. It therefore made little sense for the fund to invest in one-year municipal notes. Instead, we focused primarily on tax-exempt variable-rate demand notes. We complemented the fund's floating rate holdings with tax-exempt commercial paper, municipal notes and seasoned municipal bonds with maturities between three and nine months. This strategy produced a "laddered" portfolio, in which maturities are staggered to protect the fund's yield and ensure that cash remains available for redemptions and new investments. While we have attempted to capture higher yields by increasing the fund's weighted average maturity, the Pennsylvania market provided few opportunities to do so.

Fund Remains Positioned for an Unchanged Fed Policy

After its meeting in May 2007, the Fed commented that its "predominant policy concern remains the risk that inflation will fail to moderate as expected." These remarks suggest to us that the Fed is unlikely to adjust short-term interest rates anytime soon. We therefore intend to maintain the fund's laddered strategy until we see evidence that the Fed is ready to alter its monetary policy one way or the other.

June 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Pennsylvania Municipal Money Market Fund from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 3.07
Ending value (after expenses)	$1,015.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 3.07
Ending value (after expenses)	$1,021.89

† *Expenses are equal to the fund's annualized expense ratio of .61%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007 (Unaudited)

Short-Term Investments–104.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Allegheny County Industrial Development Authority, IDR (Watson Rhenania Coatings Company Project) (LOC; PNC Bank)	3.84	6/7/07	1,420,000 [a]	1,420,000
Allegheny County Port Authority, Subordinate Lien Special Transportation Revenue (Insured; MBIA)	5.38	6/1/07	2,485,000	2,485,000
Allegheny County Sanitary Authority, Sewer Revenue, Refunding (Insured; MBIA)	5.00	12/1/07	1,000,000	1,006,333
Beaver County Industrial Development Authority, IDR (Warehouse Real Estate Associates, L.P. II Project) (LOC; Citizens Bank of Pennsylvania)	3.88	6/7/07	440,000 [a]	440,000
Berks County Industrial Development Authority, Manufacturing Facilities Revenue (The Bachman Company Project) (LOC; PNC Bank)	3.84	6/7/07	1,425,000 [a]	1,425,000
Berks County Industrial Development Authority, Revenue (Beacon Container Corporation Project) (LOC; Wachovia Bank)	3.93	6/7/07	605,000 [a]	605,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Company Project) (LOC; Wachovia Bank)	3.93	6/7/07	355,000 [a]	355,000
Berks County Industrial Development Authority, Revenue (Fleetwood Industries Business Trust Project) (LOC; First Tennessee Bank)	3.86	6/7/07	2,285,000 [a]	2,285,000
Bethel Park School District, GO Notes (Insured; FSA)	5.25	8/1/07	250,000	250,641
Bucks County Industrial Development Authority, IDR (Dunmore Corporation Project) (LOC; Wachovia Bank)	3.98	6/7/07	1,660,000 [a]	1,660,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	3.88	6/7/07	265,000 a	265,000
Bucks County Water and Sewer Authority, Sewer System Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.83	6/7/07	5,600,000 a,b	5,600,000
Butler County Industrial Development Authority, EDR (Armco Inc. Project) (LOC; Fifth Third Bank)	3.84	6/7/07	1,715,000 a	1,715,000
Butler County Industrial Development Authority, EDR (Butler County Family YMCA Project) (LOC; National City Bank)	3.84	6/7/07	6,500,000 a	6,500,000
Central Bucks School District, GO Notes (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.81	6/7/07	1,000,000 a	1,000,000
Centre County, GO Notes (Insured; MBIA)	4.50	7/1/07	400,000	400,307
Chester County, Revenue (LOC; PNC Bank)	3.81	6/7/07	1,900,000 a	1,900,000
Chester County Industrial Development Authority, Revenue (Malvern Preparatory School Project) (LOC; Citizens Bank of Pennsylvania)	3.83	6/7/07	1,980,000 a	1,980,000
Clinton County, TRAN	4.25	12/28/07	3,245,008	3,254,344
College Township Industrial Develoment Authority, IDR, Refunding (Ball Corporation Project) (LOC; JPMorgan Chase Bank)	3.86	6/7/07	2,300,000 a	2,300,000
Conneaut School District, GO Notes, Refunding (Insured; FSA)	4.00	11/1/07	345,000	345,324
Cumberland County, GO (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.81	6/1/07	3,280,000 a	3,280,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Cumberland County Industrial Development Authority, Revenue (Lawrence Schiff Silk Mills, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	275,000 [a]	275,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	3.85	6/7/07	15,840,000 [a,b]	15,840,000
Delaware County Industrial Development Authority, Revenue (Astra Foods, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	4,000,000 [a]	4,000,000
Delaware County Industrial Development Authority, Revenue (Melmark Inc. Project) (LOC; Commerce Bank)	3.81	6/7/07	1,250,000 [a]	1,250,000
Delaware River Joint Toll Bridge Commission, Bridge System Revenue	5.00	7/1/07	2,865,000	2,867,544
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.81	6/7/07	2,300,000 [a]	2,300,000
East Hempfield Township Industrial Development Authority, Revenue (BGT Realty Project) (LOC; Fulton Bank)	3.91	6/7/07	2,750,000 [a]	2,750,000
East Hempfield Township Industrial Development Authority, Revenue (Student Lodging Inc. Project) (LOC; Fulton Bank)	3.86	6/7/07	4,000,000 [a]	4,000,000
Elizabethtown Industrial Development Authority, College Revenue (Elizabethtown College Project) (LOC; Fulton Bank)	3.86	6/7/07	3,000,000 [a]	3,000,000
Erie County Convention Center Authority, Convention Center Hotel Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.83	6/7/07	6,015,000 [a,b]	6,015,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Erie County Hospital Authority, Revenue (Union City Memorial Hospital Project) (LOC; M&T Bank)	3.83	6/7/07	1,800,000 [a]	1,800,000
Franklin County Industrial Development Authority, Revenue (James and Donna Martin Project) (LOC; Wachovia Bank)	3.93	6/7/07	800,000 [a]	800,000
Franklin County Industrial Development Authority, Revenue (Loudon Industries Inc. Project) (LOC; M&T Bank)	4.03	6/7/07	1,300,000 [a]	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	1,015,000 [a]	1,015,000
Hatfield Township Industrial Development Authority, Revenue (H & N Packaging, Inc. Project) (LOC; Eurohypo AG)	3.88	6/7/07	405,000 [a]	405,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.81	6/7/07	265,000 [a]	265,000
Lancaster Industrial Development Authority, EDR (Purple Cow Partners LLC Project) (LOC; First Tennessee Bank)	3.84	6/7/07	2,465,000 [a]	2,465,000
Lancaster Industrial Development Authority, Revenue (Boose Aluminum Foundry Project) (LOC; Fulton Bank)	3.91	6/7/07	2,770,000 [a]	2,770,000
Lancaster Industrial Development Authority, Revenue (Boose Properties, LP Project) (LOC; Fulton Bank)	3.91	6/7/07	2,055,000 [a]	2,055,000
Lancaster Industrial Development Authority, Revenue (Ensco Limited Project) (LOC; M&T Bank)	3.96	6/7/07	180,000 [a]	180,000
Lancaster Industrial Development Authority, Revenue (Farm and Home Foundation of Lancaster County Project) (LOC; Fulton Bank)	3.86	6/7/07	2,615,000 [a]	2,615,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lancaster Industrial Development Authority, Revenue (RIS Paper Company Project) (LOC; PNC Bank)	3.88	6/7/07	200,000 [a]	200,000
Lancaster Industrial Development Authority, Revenue (Snavely's Mill, Inc. Project) (LOC; Fulton Bank)	3.96	6/7/07	2,385,000 [a]	2,385,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	3.86	6/7/07	2,600,000 [a]	2,600,000
Lehigh County General Purpose Authority, HR (Saint Luke's Hospital of Bethlehem, Pennsylvania Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.84	6/7/07	6,000,000 [a,b]	6,000,000
Lehigh County Industrial Development Authority, Revenue (Impress Industries Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	1,405,000 [a]	1,405,000
Monroe County, TRAN	4.00	12/31/07	1,850,000	1,852,811
Montgomery County Industrial Development Authority, Revenue (Big Little Associates Project) (LOC; Wachovia Bank)	3.93	6/7/07	300,000 [a]	300,000
Montgomery County Industrial Development Authority, Revenue (Girl Scouts of Southeastern Pennsylvania Project) (LOC; Wachovia Bank)	3.88	6/7/07	200,000 [a]	200,000
Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services, Inc. Project) (LOC; Commerce Bank)	4.02	6/7/07	13,460,000 [a]	13,460,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	1,000,000 [a]	1,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Lebanon Township Municipal Authority, Revenue (The Penn Laurel Girl Scout Council, Inc. Project) (LOC; Wachovia Bank)	3.88	6/7/07	150,000 a	150,000
Northampton County Industrial Development Authority, IDR (S&L Plastics, Inc. Project) (LOC; Bank of America)	3.91	6/7/07	2,750,000 a	2,750,000
Northampton County Industrial Development Authority, Revenue (Bardot Plastics Inc. Project) (LOC; Wachovia Bank)	4.08	6/7/07	250,000 a	250,000
Northampton County Industrial Development Authority, Revenue (Reale Associated Project) (LOC; Wachovia Bank)	3.93	6/7/07	1,325,000 a	1,325,000
Northeastern Pennsylvania Hospital and Education Authority, Guaranteed College Revenue (Luzerne County Community College Project) (Insured; MBIA)	5.25	8/15/07	1,170,000	1,173,465
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	3.93	6/7/07	1,755,000 a	1,755,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	3.93	6/7/07	335,000 a	335,000
Pennsylvania, GO Notes	5.00	10/1/07	245,000	246,118
Pennsylvania, GO Notes (Insured; FSA)	5.00	5/1/08	1,250,000	1,265,132
Pennsylvania, GO Notes, Refunding (Insured; AMBAC)	5.13	9/15/07	300,000	301,250
Pennsylvania, GO Notes, Refunding (Insured; FGIC)	5.38	11/15/07	250,000	251,806
Pennsylvania Economic Development Financing Authority, EDR (Delweld Industries Project) (LOC; PNC Bank)	3.84	6/7/07	1,400,000 a	1,400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania Economic Development Financing Authority, EDR (Plastikos Realty Project) (LOC; PNC Bank NA)	3.88	6/7/07	600,000 [a]	600,000
Pennsylvania Economic Development Financing Authority, EDR (Siem Tool Company/PRJP Partnership Project) (LOC; PNC Bank NA)	3.84	6/7/07	1,700,000 [a]	1,700,000
Pennsylvania Economic Development Financing Authority, Revenue (LOC; Wachovia Bank)	3.93	6/7/07	700,000 [a]	700,000
Pennsylvania Economic Development Financing Authority, Revenue (Material Technology and Logistics, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	675,000 [a]	675,000
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (University of Pennsylvania) (Insured; MBIA)	4.50	1/1/08	225,000	226,119
Pennsylvania Higher Educational Facilities Authority, HR (Phoenixville Hospital) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	3.86	6/7/07	11,800,000 [a,b]	11,800,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Putters Program) (Association of Independent Colleges and Universities of Pennsylvania Program-Elizabethtown College Project) (Insured; Radian Group and Liquidity Facility; JPMorgan Chase Bank)	3.83	6/7/07	3,000,000 [a,b]	3,000,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Putters Program) (Foundation for Indiana University of Pennsylvania Student Housing Project at Indiana University of Pennsylvania) (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	3.83	6/7/07	2,765,000 [a,b]	2,765,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.00	6/15/07	500,000	500,273
Pennsylvania Higher Educational Facilities Authority, Revenue (Thomas Jefferson University) (Insured; AMBAC)	4.40	7/1/07	200,000	200,130
Pennsylvania Housing Finance Agency, SFMR	3.75	10/1/07	930,000	930,000
Pennsylvania State University, GO	5.25	8/15/07	300,000	301,016
Pennsylvania State University, GO, Refunding	5.00	8/15/07	250,000	250,533
Philadelphia, Gas Works Revenue (Insured; CIFG)	5.00	8/1/07	1,125,000	1,127,334
Philadelphia, Gas Works Revenue (Insured; FSA)	5.00	8/1/07	640,000	641,348
Philadelphia, GO Notes, TRAN	4.50	6/29/07	3,000,000	3,001,665
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	5.50	6/15/07	570,000	570,419
Philadelphia Authority for Industrial Development, IDR (I Rice Associates LP Project) (LOC; Wachovia Bank)	3.93	6/7/07	480,000 [a]	480,000
Philadelphia Authority for Industrial Development, Revenue (Chemical Heritage Foundation Project) (LOC; Wachovia Bank)	3.83	6/7/07	1,355,000 [a]	1,355,000
Philadelphia Authority for Industrial Development, Revenue (Friends Select School Project) (LOC; PNC Bank)	3.81	6/7/07	3,000,000 [a]	3,000,000
Philadelphia Authority for Industrial Development, Revenue (Lannett Company) (LOC; Wachovia Bank)	3.93	6/7/07	230,000 [a]	230,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Philadelphia Authority for Industrial Development, Revenue (Today's Graphics, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	355,000 [a]	355,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (The Philadelphia School) (LOC; Wachovia Bank)	3.83	6/7/07	335,000 [a]	335,000
Philadelphia School District, GO Notes, TRAN (LOC; Bank of America)	4.50	6/29/07	8,000,000	8,003,873
Pittsburgh School District, GO Notes (Insured; AMBAC)	4.25	9/1/07	2,250,000	2,253,637
Puttabale Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.85	6/7/07	2,495,000 [a,b]	2,495,000
RBC Municipal Products Incorporated Trust (Pocono Mountain School District) (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3.88	6/7/07	3,400,000 [a,b,c]	3,400,000
Schuylkill County Industrial Development Authority, IDR (M & Q Packing Corporation Project) (LOC; PNC Bank)	3.88	6/7/07	745,000 [a]	745,000
Scranton-Lackawanna Health and Welfare Authority, University Revenue (University of Scranton Project) (Insured; AMBAC)	5.50	11/1/07	1,040,000	1,047,417
State Public School Building Authority, College Revenue (Community College of Allegheny County Project) (Insured; AMBAC)	5.00	7/15/07	680,000	681,166

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telford Industrial Development Authority, IDR (Ridgetop Associates Project) (LOC; Bank of America)	3.91	6/7/07	5,030,000 [a]	5,030,000
Temple University of the Commonwealth System of Higher Education, University Funding Obligations	4.25	4/24/08	3,000,000	3,016,328
Upper Dauphin Industrial Development Authority, Revenue (United Church of Christ Homes, Inc. Project) (LOC; Wachovia Bank)	3.83	6/7/07	1,130,000 [a]	1,130,000
Venango County Industrial Development Authority, RRR, CP (Scrubgrass Project) (LOC; Dexia Credit Locale)	3.75	7/3/07	1,140,000	1,140,000
York County Industrial Development Authority, Revenue (495 Leasing Project) (LOC; Wachovia Bank)	3.93	6/7/07	500,000 [a]	500,000
York Redevelopment Authority, Revenue (LOC; M&T Bank)	3.93	6/7/07	3,435,000 [a]	3,435,000
Total Investments (cost $206,666,333)			**104.6%**	**206,666,333**
Liabilities, Less Cash and Receivables			**(4.6%)**	**(9,086,334)**
Net Assets			**100.0%**	**197,579,999**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $56,915,000 or 28.8% of net assets.*
[c] *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	67.6
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	10.5
Not Rated[e]		Not Rated[e]		Not Rated[e]	21.9
					100.0

[†] *Based on total investments.*

[d] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	206,666,333	206,666,333
Interest receivable		2,103,544
Prepaid expenses		15,523
		208,785,400
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		91,797
Cash overdraft due to Custodian		7,590,826
Payable for investment securities purchased		3,427,722
Accrued expenses		95,056
		11,205,401
Net Assets ($)		**197,579,999**
Composition of Net Assets ($):		
Paid-in capital		197,578,439
Accumulated net realized gain (loss) on investments		1,560
Net Assets ($)		**197,579,999**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		197,578,439
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**3,794,559**
Expenses:	
Management fee–Note 2(a)	512,280
Shareholder servicing costs–Note 2(b)	32,026
Professional fees	29,221
Custodian fees	13,936
Registration fees	9,089
Prospectus and shareholders' reports	7,837
Trustees' fees and expenses–Note 2(c)	6,809
Miscellaneous	10,277
Total Expenses	**621,475**
Investment Income–Net	**3,173,084**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**1,560**
Net Increase in Net Assets Resulting from Operations	**3,174,644**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Operations ($):		
Investment income—net	3,173,084	5,315,649
Net realized gain (loss) on investments	1,560	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,174,644**	**5,315,649**
Dividends to Shareholders from ($):		
Investment income—net:	**(3,173,084)**	**(5,315,649)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	341,158,479	575,137,856
Dividends reinvested	3,143,539	5,245,522
Cost of shares redeemed	(346,898,030)	(561,956,237)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,596,012)**	**18,427,141**
Total Increase (Decrease) in Net Assets	**(2,594,452)**	**18,427,141**
Net Assets ($):		
Beginning of Period	200,174,451	181,747,310
End of Period	**197,579,999**	**200,174,451**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006	Two Months Ended November 30, 2005[a]	Year Ended September 30,			
				2005	2004	2003	2002
Per Share Data ($):							
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:							
Investment income−net	.015	.028	.004	.015	.004	.006	.010
Distributions:							
Dividends from investment income−net	(.015)	(.028)	(.004)	(.015)	(.004)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.13[b]	2.87	2.21[b]	1.51	.44	.57	1.04
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.61[b]	.61	.66[b]	.64	.71	.73	.71
Ratio of net expenses to average net assets	.61[b]	.61	.66[b]	.64	.71	.73	.71
Ratio of net investment income to average net assets	3.10[b]	2.83	2.19[b]	1.68	.44	.57	1.04
Net Assets, end of period ($ X 1,000)	197,580	200,174	181,747	185,021	75,038	79,501	80,625

[a] The fund has changed its fiscal year end from September 30 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Pennsylvania Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Pennsylvania state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, the fund was charged $20,423 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $8,596 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $85,149, chief compliance officer fees $3,748 and transfer agency per account fees $2,900.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities, as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and

expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of February 28, 2007. There were only three other funds in the Expense Group, and the Board noted that the fund's contractual and actual management fees were at and higher than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was the lowest in the Expense Group and lower than the Expense Universe median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund was the number one or number two performer on a total return basis of the four funds in the Performance Group for each reported time period up to 10 years, and that its total return was variously at, higher, and lower than the Performance Universe median for each reported time period up to 10 years.

Representatives of the Manager noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies and, as to mutual funds only, reported in the same Lipper category, as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously pro-

vided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Pennsylvania Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DPAXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0104SA0507